UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, June 28th, 2010

Securities and Exchange Commission

Office of International Corporate Finance

Division of Corporate Finance

Washington, DC

Ref.: Payment of Intermediary Interest on Own Capital

Dear Sirs,

The Board of Directors of Banco Bradesco S.A., in a meeting held today, approved the Board of Executive Officer’s proposal for the payment to the Company’s shareholders of Intermediary Interest on Own Capital related to the first half 2010, in the amount of R$558.6 million, of which R$0.155520588 per common share and R$0.171072647 per preferred share.

The shareholders registered in the Company’s Books on this date (June 28th, 2010) will be benefited. The Company’s shares will be traded “ex-right” on Intermediary Interest from June 29th, 2010 on.

The payment will be settled on July 19 th, 2010, in the net amount of R$0.132192500 per common share and R$0.145411750 per preferred share, already deducting 15% (fifteen percent) of Withholding Income Tax, except for corporate entity shareholders which are exempted from this taxation, and thus will receive the declared amount, as follows:

•      credit in the current account in a Financial Institution, providing their banking data are complete in our records;

•      payment to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), which will transfer the respective amounts to the shareholders who are registered in its records, through its Depository Agents;

•      payment in a Bradesco Branch to those shareholders who do not hold a current account in a Financial Institution, but have their data updated in our records. They should, after notification, present themselves at a Bradesco Branch on their preference having their Identification Document to receive the amount they are entitled to.

The Intermediary Interest, net of Withholding Income Tax, approved:

1)        represent 10 times the amount of the Dividends paid monthly;

2)        will be computed in the calculation of mandatory Dividends of the fiscal year, as provided in the Bylaws;

3)        the shares derived from the bonus stock process approved at the Special Shareholders’ Meeting held on June 10th, 2010, to be issued after the approval of the respective process by the Central Bank of Brazil, will not be benefited.

Cordially,

Banco Bradesco S.A.

Julio de Siqueira Carvalho de Araujo

Executive Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2010

BANCO BRADESCO S.A.

By:	/S/ Julio de Siqueira Carvalho de Araujo
Julio de Siqueira Carvalho de Araujo Executive Vice-President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.